CUSIP 412293102             13D




                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                  Harding Lawson Associates Group, Inc.
                           (Name of Issuer)

                     Common Stock (par Value $.01)
                    (Title of Class of Securities)


                              412293102
                           (CUSIP Number)


                           Leslie M. Kratter
                    Franklin Advisory Services, LLC
                       777 Mariners Island Blvd.
                     San Mateo, California 94404
                           (650) 312-4018

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           February 29, 2000
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Advisory Services, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    365,800 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    365,800 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,800 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,800 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,800 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON     HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    365,800 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON      HC

     This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of Franklin Advisory Services, LLC ("FASI") with the Securities and Exchange Commission ("SEC") on March 5, 1999. The text of items 1 and 7 of said schedule 13D are hereby supplemented as follows:


Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common Stock ") of Harding Lawson Associates Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 707 17th Street, Suite
2400, Denver, CO 80202.


Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons

Exhibit B  Summary of Transactions Within the Last Sixty Days

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


March 3, 2000

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D




Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER
Secretary




JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on March 3, 2000.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Senior Vice President and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D




Franklin Advisory Services, LLC
(Registrant)


By: Franklin/Templeton Distributors, Inc.
Its: Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER
Secretary

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Bruce Baughman
Senior Vice President - FASI
FASI

Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Vice Chairman/Member - Office of the Chairman/Director - FRI
FRI

Martin L. Flanagan
President/Member - Office of the President - FRI
Chief Financial Officer - FASI
FRI

Barbara J. Green
Vice President/Deputy General Counsel - FRI
FRI

Allen J. Gula, Jr.
President/Member - Office of the President - FRI
FRI

F. Warren Hellman
Director - FRI
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor,
San Francisco, CA 94111

Donna S. Ikeda
Vice President - Human Resources - FRI
FRI

Charles B. Johnson
Chairman of the Board/Chief Executive Officer/Member - Office of the Chairman/Director/Principal Shareholder - FRI
FRI

Charles E. Johnson
President/Member - Office of the President/Director - FRI
FRI

Gregory E. Johnson
President/Member - Office of the President - FRI
FRI



Rupert H. Johnson, Jr.
Vice Chairman/Member - Office of the Chairman/Director/Principal
Shareholder - FRI
Senior Vice President - FASI
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Elizabeth Knoblock
Assistant Secretary - FRI
Senior Vice President/General Counsel/Secretary for Templeton
Investment Counsel, Inc.
Templeton Investment Counsel, Inc., 500 E. Broward,
Ft. Lauderdale, FL 22294

Leslie M. Kratter
Senior Vice President/Secretary - FRI
Secretary - FASI
FRI

Kenneth A. Lewis
Vice President/Corporate Controller - FRI
Controller - FASI
FRI

William J. Lippman
Senior Vice President - FRI
President - FASI
FASI

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Margaret McGee
Vice President - FASI
FASI

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs
Group, L.P.,
Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Murray L. Simpson
Executive Vice President/General Counsel - FRI
FRI

Philip Smith
Vice President - FASI
FASI



Charles R. Sims
Vice President/Treasurer - FRI
Treasurer - FASI
FRI

Donald Taylor
Senior Vice President - FASI
FASI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FASI   Franklin Advisory Services, LLC
       One Parker Plaza, 16th Floor
       Ft. Lee, NJ 07024

An investment adviser to a number of the open and closed-end investment companies in the Franklin Templeton Group of Funds.

Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell  No. of Shares  Price


02/14/00    Sell      10,000       $8.0000
02/29/00    Sell      16,000       $8.1250
02/29/00    Sell      34,000       $8.1250